UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MEADE INSTRUMENTS CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

583062203

(CUSIP Number)

Zhang Xiaoyan

1528 East Zhuan Xing Rd., Building 11, Suite # 401

Shanghai, china 201108

Phone: 01186-21-60913188

(Name, address and telephone number of person

authorized to receive notices and communications)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583062203	13D	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ZHANG XIAOYAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
NUMBER OF	7	SOLE VOTING POWER 75,402
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 75,402
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 583062203	13D	Page 3 of 8

Item 1. Security and Issuer

The common stock, $.01 par value per share (the “Common Stock”) of Meade Instruments Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 27 Hubble, Irvine, California 92618.

Item 2. Identity and Background

(a) Name: Zhang Xiaoyan

(b) Residence or business address:

1528 East Zhuan Xing Rd., Building 11, Suite # 401

Shanghai, china 201108

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Vice President, Apresys Shanghai Limited

1528 East Zhuan Xing Rd., Building 11, Suite # 401

Shanghai, china 201108

(d) During the last five years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship: China

Item 3. Source and Amount of Funds or Other Consideration

The reporting person purchased the reported shares in the open market for the aggregate net purchase price of approximately $188,505. The source of funds is personal funds.

Item 4. Purpose of Transaction

The Shares were acquired for investment purposes initially. However, the reporting person may hold discussions with various   parties,   including,   but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the reporting person might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third   parties,   the sale or transfer of assets of the Issuer to third   parties, operational matters, a change in the board of directors or the management of the Issuer, a change in the present   capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. The reporting person intends to pay close attention to   developments   at and   pertaining   to the Issuer,   and,   subject to market conditions and other factors deemed relevant, may purchase additional Shares of the Issuer or dispose of some or such   Shares   in   open-market   transaction   or   privately   negotiated transactions.

Item 5.

Interest in Securities of the Issuer

 (a) The aggregate number and percentage of the class of securities identified:

75,402 shares representing approximately 5.77% of total shares outstanding

(b) Number of shares as to which the person has:

( i)	Sole power to vote or to direct the vote	75,402	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	75,402	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Date	Type	Description	Amount
5/8/2013	Bought	3000 of MEAD @ $1.75	-5259.99
5/8/2013	Bought	3000 of MEAD @ $1.75	-5259.99
5/8/2013	Bought	2000 of MEAD @ $1.75	-3509.99
5/8/2013	Bought	2000 of MEAD @ $1.75	-3509.99
5/8/2013	Bought	1000 of MEAD @ $1.75	-1759.99

(d) Other than as described in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

 (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person submitted a stockholder proposal for board director nomination to the Issuer on May 13.

Item 7. Material to be Filed as Exhibits

[Signature Page Follows.]

CUSIP No. 583062203	13D	Page 4 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2013

By:

/s/ Zhang Xiaoyan

Name: Zhang Xiaoyan

Title: Authorized Person